Building wealth through developing and operating major copper & gold mines

TASEKO FILES FINAL BASE SHELF PROSPECTUS

October 12, 2010, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) (“Taseko” or the “Company”), today announced it has obtained receipt for a final short-form base shelf prospectus further to its filing of a preliminary short-form base shelf prospectus previously announced on September 20, 2010. The short-form base shelf prospectus was filed with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement has been filed with the United States Securities and Exchange Commission on Form F-10. Once the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities (all of the foregoing, collectively, the “Securities”) up to an aggregate offering price of CAD$300,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for working capital and general corporate purposes, including, but not limited to providing additional funding necessary to finance the Prosperity project. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the preliminary short-form base shelf prospectus may be obtained from the Company by directing a request to Taseko Mines Limited at #300, 905 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6, Telephone 604-684-6365, Attn: Corporate Secretary.

For further information, please contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements contained in this news release include those statements related to the potential offering by the Company of Securities up to an aggregate offering price of $300,000,000.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties related to market acceptance of any Securities that may be offered by the Company once the shelf prospectus is cleared and the shelf registration statement becomes effective;

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;

  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  environmental issues and liabilities associated with mining including processing and stock piling ore; and

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com